RedBall Acquisition Corp.

667 Madison Avenue

16th Floor

New York, NY 10065

May 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention:	Blaise Rhodes

       Angela Lumley

       Katherine Bagley

       Dietrich King

Re:	RedBall Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-4

Filed on May 4, 2022

File No: 333-260610

Dear Commissioners:

On behalf of RedBall Acquisition Corp., (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-260610) to 4:00 p.m. Eastern Time on May 10, 2022, or as soon thereafter as is practicable.

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Should you have any questions concerning this request, please contact our counsel, John M. Bibona of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8539.

Sincerely, RedBall Acquisition Corp.

By:	/s/Alec Scheiner
Alec Scheiner
Chief Executive Officer

Cc:	Randi Lally, Fried, Frank, Harris, Shriver & Jacobson LLP

Roy Tannenbaum, Fried, Frank, Harris, Shriver & Jacobson LLP

Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP

John M. Bibona, Fried, Frank, Harris, Shriver & Jacobson LLP